
No Act

P.E. 12/23/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005207

February 6, 2015

Esther L. Moreno
Akerman LLP
esther.moreno@akerman.com

Re: The GEO Group, Inc.
Incoming letter dated December 23, 2014

Dear Ms. Moreno:

This is in response to your letter dated December 23, 2014 concerning the shareholder proposal submitted to GEO by Alex Friedmann. We also have received a letter on the proponent's behalf dated January 26, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jeffrey S. Lowenthal
Stroock & Stroock & Lavan LLP
jlowenthal@stroock.com

February 6, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The GEO Group, Inc.
Incoming letter dated December 23, 2014

The proposal requests that the board adopt a policy of expending funds for the purpose of reducing recidivism rates for offenders in the company's facilities, as specified in the proposal.

There appears to be some basis for your view that GEO may exclude the proposal under rule 14a-8(i)(7), as relating to GEO's ordinary business operations. In this regard, we note that the proposal relates to the company's expenditures on programs and services designed to reduce recidivism rates and does not raise a significant policy issue. Accordingly, we will not recommend enforcement action to the Commission if GEO omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GEO relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

STROOCK

Sent via email and paper copy

January 26, 2015

Jeffrey S. Lowenthal
Direct Dial: 212-806-5509
Fax: 212-806-6006
jlowenthal@stroock.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc. December 23, 2014 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the request by The GEO Group, Inc. (the "Company" or "GEO") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") seeking Staff concurrence with GEO's view that it may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in GEO's proxy materials to be distributed in connection with its 2015 Annual Meeting of Stockholders (the "Proxy Materials"). We respectfully request that the Staff not concur with GEO's view that it may exclude the Proposal from its Proxy Materials. GEO has the burden of persuasion to establish that it may properly omit the Proposal, and it has not met that burden. A copy of this letter has also been sent to the Company.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By letter dated December 23, 2014 (the "No-Action Request"), GEO requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials on three grounds. First, the Company seeks concurrence that it may exclude the Proposal pursuant to Rule 14a-8(i)(4) because the Proposal "relates to a personal grievance or furthers a personal interest [of the Proponent] that is not shared by other shareholders." Second, the Company seeks concurrence in its view that the Proposal may be omitted under Rule 14a-8(i)(7) because it "relates to the ordinary business operations of the Company." Lastly, the Company seeks concurrence in its view that the Proposal may be omitted under Rule 14a-8(i)(10) because "the Company has already substantially implemented the Proposal." For the reasons set forth below, we submit that GEO has failed to meet its burden of persuasion under Rules 14a-8(i)(4), 14a-8(i)(7) and 14a-8(i)(10), and thus the Staff should not concur that the Company may exclude the Proposal from inclusion in its Proxy Materials.

I. The Proposal

On November 18, 2014, Mr. Friedmann, a beneficial holder of no less than 130 shares of GEO's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 seeking to require the Company to expend funds equal to five percent (5%) of the Company's net income on rehabilitative programs and services designed to reduce recidivism rates for offenders held in the Company's correctional facilities.

Specifically, the Proposal would require GEO to use such funds to expand or enhance rehabilitative programs or services in the Company's correctional facilities, to establish new programs or services, or to donate funds to non-profit organizations that provide rehabilitative or reentry programs. Such funds would be in addition to any funds the Company already spends, intends to spend or is required to spend on rehabilitative programs pursuant to its contracts with government agencies, would be distributed proportionally among the Company's facilities, and would apply to the Company's facilities both in the United States and abroad.

The Proposal reads as follows:

> **RESOLVED**: That the stockholders of the Company request that the Board of Directors adopt the following policy to be implemented by GEO Group beginning in fiscal year 2015, for the purpose of reducing recidivism rates for offenders in the Company's facilities:
>
> 1. That by the end of the third quarter of each fiscal year, the Company shall expend funds equal to five percent (5%) of the Company's net income for

the prior fiscal year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities. For the purposes of this resolution, "net income" shall include net income received by the Company from both its U.S. and international operations.

2. That the expenditure of the funds specified in Section 1 shall be *in addition to* any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies.

3. That the expenditure of the funds specified in Section 1 may be used to expand or enhance rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners.

4. That the Company shall expend the funds specified in Section 1 proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included), with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year.

5. That the provisions of this resolution shall apply to the Company's correctional facilities both in the United States and internationally.

The Proposal's supporting statement highlights the significant social policy issues raised by high recidivism rates, and the important public policy goal of reducing recidivism through rehabilitative and reentry programs in order to "reduce crime and victimization in our communities." Further, the supporting statement cites recent research indicating that recidivism rates are higher at privately-operated prisons such as those operated by the Company, indicating a specific need for the Proposal.

II. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Raises Significant Social Policy Issues That Transcend Day-to-Day Business Matters

A company may omit a shareholder proposal under Rule 14a-8(i)(7) if the proposal relates to the company's ordinary business operations. The SEC has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal; "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

However, the SEC has also held that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.*

Indeed, the Staff has a longstanding history of refusing to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the proposal deals with significant social policy issues. *See, e.g., Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *Chevron Corp.* (March 28, 2011) (proposal to amend the bylaws to establish a board committee on human rights); *PPG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Halliburton Co.* (March 9, 2009) (separate proposal that the company adopt a policy for low-carbon energy research, development and production and report to shareholders on activities related to the policy); and *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for board committee to review company policies for human rights); *see also Trinity Wall Street v. Wal-Mart Stores*, 2014 U.S. Dist. LEXIS 165431 (D. Del. Nov. 26, 2014) (proposal to consider a ban on the sale of certain firearms at the company's stores was not properly excludable).

A. Significant Social Policy Issue

The Staff has no formal standard as to what social policy issues are considered "significant." However, the proponent in *Tyson Foods, Inc.* (Dec. 15, 2009) identified the "key criterion [as] the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity." By that criterion, the Proposal is undoubtedly "significant."

The Proposal seeks to require the Company to provide additional funding for rehabilitative and reentry programs and services for prisoners held in the Company's facilities, in order to reduce high recidivism rates of ex-offenders.

There is little doubt that the need to reduce the high recidivism rates of ex-offenders through the provision of rehabilitative and reentry programs is a significant social policy issue – one that has been the subject of extensive public debate and numerous studies and reports, as well as federal legislation. For example, a brief search on Google for "recidivism" yields 2.55 million results, including studies by states, statistics by the federal government, and scholarly papers. A search for the same term on SSRN, a well-respected website for scholarly peer review of social science papers, yields 365 results, 53 of which were published in 2014 alone.[1]

As regards federal legislation, Congress has recognized the need to reduce recidivism rates of ex-offenders by passing the Second Chance Act, signed into law in April 2008, which provides hundreds of millions of dollars "to government agencies and nonprofit organizations to provide support strategies and services designed to reduce recidivism by improving outcomes for people returning from prisons, jails, and juvenile facilities," according to the Council of State Governments.[2]

The Second Chance Act has been the subject of widespread public interest, including, recently, a June 27, 2014 write-up by the editorial board of *The New York Times*.[3] Since 2007, Congress has appropriated nearly $300 million in Second Chance Act funds,[4] Senator Patrick Leahy has introduced legislation to reauthorize the Act,[5] and the U.S. Department of Justice is currently soliciting applications for FY 2015 Second Chance

[1] Visit http://papers.ssrn.com, click on the "search" tab, and type "recidivism."
[2] http://csgjusticecenter.org/nrrc/projects/second-chance-act
[3] http://www.nytimes.com/2014/06/28/opinion/committed-states-have-reduced-recidivism-rates.html?_r=0
[4] http://www.naco.org/legislation/Documents/2014SecondChance.pdf
[5] http://csgjusticecenter.org/jc/senate-committee-approves-second-chance-reauthorization-act

Act funding grants.[6]

Reducing recidivism is a significant social policy issue due to the vast numbers of prisoners who are currently incarcerated and will eventually be released (approximately 2.2 million in state and federal prisons and local jails).[7]

The National Institute of Justice, the research, development and evaluation agency of the U.S. Department of Justice, states that "Recidivism is one of the most fundamental concepts in criminal justice."[8]

In the words of the National Reentry Resource Center (NRRC), a project of the Justice Center of the Council of State Governments,

> Today, improved reentry and recidivism reduction are *cornerstones of state and local crime policies across the country*. Governors routinely highlight the importance of reducing recidivism in their state of the state addresses, and mayors, sheriffs, and other local leaders across the country have established task forces focusing on reentry in their cities and counties.[9] (emphasis added)

The NRRC noted that "California, Delaware, Georgia, Nebraska, New Jersey, New York, and West Virginia are examples of states where governors highlighted reentry and recidivism-reduction efforts in their 2014 state-of-the-state addresses."[10]

It is hard to imagine a more significant social policy issue than our nation's 2.2 million prisoner population with a re-incarceration recidivism rate[11] of 55.1% – meaning that on average, more than one of every two prisoners who are released will return to prison. According to the Bureau of Justice Statistics, 637,400 prisoners were released in 2012[12] – which means, statistically, each year more than 351,200 ex-offenders can be expected to recidivate and return to prison.

In a comprehensive report released in April 2014, the U.S. Bureau of Justice Statistics

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[6] https://www.bja.gov/Funding/15SCARecidivismReductionSol.pdf
[7] http://www.bjs.gov/content/pub/pdf/cpus13.pdf
[8] http://www.nij.gov/topics/corrections/recidivism/Pages/welcome.aspx
[9] Reducing Recidivism, https://www.bja.gov/Publications/CSG-ReducingRecidivism.pdf
[10] *Id.*, fn. 2
[11] There are several ways to measure recidivism; i.e., by re-arrest, re-conviction and re-incarceration rates. The latter, used here, is the most conservative methodology
[12] http://www.bjs.gov/content/pub/pdf/p12tar9112.pdf

(BJS) examined recidivism rates of 404,638 prisoners released in 30 states from 2005 to 2010.[13] The report found that 76.6% of ex-offenders in the 30 states examined were arrested within 5 years of their release, including 55.1% who returned to prison due to a parole or probation violation or a new conviction.[14]

As the Pew Center on the States has stated: "Although preventing offenders from committing more crimes once released is only one goal of the overall correctional system, it is a crucial one, both in terms of preventing future victimization and ensuring that taxpayer dollars are spent effectively." [15]

To reduce recidivism, all state and federal prisons provide rehabilitative and reentry programs and services. For example, the federal Bureau of Prisons "encourages inmates to participate in programs that reduce recidivism and improve reentry outcomes," and offers a broad array of rehabilitative programs.[16]

In requiring the Company to devote additional funds to rehabilitative and reentry programs for prisoners held in the Company's facilities, the Proposal narrowly seeks to address a significant social policy issue that directly impacts public health and safety, as increased access to rehabilitative programs will lower recidivism rates and thus reduce crime and victimization.

It is apparent that the failure to provide adequate rehabilitative programs to prisoners, which would reduce recidivism rates, presents an imminent threat to the nation's public health and safety.

The United States has the highest incarceration rate in the world,[17] and the vast majority of prisoners who are currently incarcerated will one day be released. The reduction of recidivism rates – which translates to less crime and victimization in our communities – is an issue that directly impacts the public's health and safety. It is also one that, as has been shown, is the subject of substantial public debate and scrutiny. It is therefore "significant," as the Staff has understood and applied that term in the past.

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[13] http://www.bjs.gov/content/pub/pdf/rprts05p0510.pdf
[14] *Id.*
[15] "State of Recidivism: The Revolving Door of America's Prisons,"
http://www.pewtrusts.org/~/media/legacy/uploadedfiles/pcs_assets/2011/PewStateofRecidivismpdf.pdf
[16] "A Directory of Bureau of Prisons' National Programs (May 21, 2014); *available at*:
http://www.bop.gov/inmates/custody_and_care/docs/BOPNationalProgramCatalog.pdf
[17] http://www.prisonpolicy.org/global

B. Nexus to Company

The Staff has stated that "in those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under rule 14a-8(i)(7) as long as sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (CF) (October 27, 2009). As has been demonstrated, the Proposal raises significant policy issues transcending the day-to-day business of the Company. As will now be shown, the Proposal also bears a sufficient nexus to the Company that it should not be excludable under Rule 14a-8(i)(7).

As noted in the Proposal's supporting statement, the need to reduce recidivism rates for offenders held in the Company's facilities is of particular importance, as two recent studies – one in 2008 involving ex-offenders in Oklahoma[18] and a 2013 study by the Minnesota Department of Corrections[19] – concluded that prisoners housed at privately-operated facilities have higher average recidivism rates.

This indicates there is a specific need for implementation of the Proposal at the Company's prisons, and demonstrates there is a sufficient nexus between the nature of the Proposal and the Company, which is, according to GEO's website, the "world's leading provider of correctional, detention, and community reentry services with 98 facilities, approximately 79,000 beds, and 18,000 employees around the globe."[20]

Indeed, the Company itself acknowledges the importance of rehabilitating offenders:

> GEO believes that inmates and detainees should be given the greatest opportunity to improve their health and welfare through rehabilitation and educational programs. To this end, GEO has developed innovative and evidence-based programs aimed at rehabilitating offenders while in detention.[21]

Additionally, the nexus between the Proposal and the Company is clearly expressed in the Proposal's supporting statement:

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[18] https://www.prisonlegalnews.org/news/2009/dec/15/private-prisons-dont-make-better-prisoners
[19] www.doc.state.mn.us/pages/files/9613/9206/2382/MN_Private_Prison_Evaluation_Website_Final.pdf
[20] http://geogroup.com
[21] http://geogroup.com/Rehabilitation

> This resolution provides an opportunity for GEO Group to do more to reduce the recidivism rates of offenders released from the Company's facilities, and thus reduce crime and victimization in our communities.

C. Task Not Fundamental

The Proponent notes that providing rehabilitative and reentry programs to prisoners is not a task that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." As the Company admits in its No-Action Request, it is a real estate investment trust (REIT) that specializes "in the *ownership, leasing and management* of correctional, detention and re-entry facilities . . . ." Rehabilitative programs, while part of the services the Company provides, are not "fundamental" to its business operations, which, as a REIT, are related to its real estate holdings. Further, the Proponent submits that the provision of rehabilitative programs to prisoners is not a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Incredibly, the Company compares its programs and services "to the products offered at a store by a retail company," and then cites various no-action decisions to that effect. The Company apparently discounts the fact that the prisoners held in its facilities are *people*, and are not analogous to *products* offered in retail stores. The decisions relied upon by the Company, e.g., *Wal-Mart Stores, Inc.* (March 9, 2001), are therefore inapposite and inapplicable to the Company's argument concerning ordinary business operations and the significant social policy issues raised in the Proposal. The Company's reliance on *Wal-Mart Stores, Inc.* is particularly misplaced because that Staff decision, though in favor of exclusion, was subsequently overturned by a federal court precisely because the proposal related to a significant policy issue and did not seek to micromanage the company. *See Trinity Wall Street v. Wal-Mart Stores*, 2014 U.S. Dist. LEXIS 165431 (D. Del. Nov. 26, 2014).

D. Micromanagement

While the Proposal is detailed in what it seeks from the Company, it does not "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

The Proposal requests that GEO's Board adopt a policy, to be implemented by the Company's management, to spend funds equal to five percent of the Company's net

income on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities.

However, notably, the Proposal does not specify *which* programs or services the Company must fund. It does not specify any programs or services by name, nor does it specify whether the programs or services must be educational, vocational, substance abuse treatment, life skills, mentoring, behavior modification, reentry preparation, etc.

In fact, the Proposal clearly states that the funds expended by the Company "may be used to expand or enhance rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners."

Thus, the Proposal provides options for the Company, and, again, does not mandate that the funds for rehabilitative or reentry programs or services go to any particular or specific program or service, or to any particular non-profit organization. The Company's management may implement the Proposal in any manner that it sees fit, within the broad parameters of the Proposal. Previous proposals that have left open to management the method by which a company implements the proposal have been held by the Staff not to micromanage the companies at issue. *See, e.g.*, *Wal-Mart Stores, Inc.* (Mar. 29, 2011) (no micromanagement found where proposal mandated the issuance of sustainability reports but did not prescribe the process by which the reports were to be compiled or the consequences for supplier non-compliance). And, in fact, some proposals with significantly stricter demands have been upheld by the Staff. *See, e.g.*, *The Gap, Inc.* (Mar. 14, 2012) (proposal to bar The Gap entirely from using Sri Lankan labor not micromanaging); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse, specifying data to be included in reports, not micromanaging).

The Proposal also provides guidance to the Company by specifying that the funds be distributed proportionally among all of its facilities in active operation, both within the United States and internationally, according to each facility's average daily population. This is to ensure that the Company fairly distributes the expenditures specified in the Proposal, and does not concentrate funding for rehabilitative or reentry programs at some of the Company's facilities to the exclusion of others. Again, however, the Proposal does not specify *which* rehabilitative or reentry programs and services at the Company's facilities must be funded proportionally, or in what amounts.

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal addresses a significant social policy issue. At its core, the Proposal addresses a significant human rights issue—one that is, has been, and continues to be the subject of societal debate and legislative interest. This is the type of case in which the Staff has, in the past, found a "significant" issue. *See, e.g., The Gap, Inc.* (March 14, 2012) (proposal seeking to end trade partnerships with Sri Lanka unless its government ceased human rights violations was significant under Rule 14a-8(i)(7) because "the proposal focuses on the significant social policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Fossil Inc.* (March 5, 2012) (environmental concerns); *AT&T Inc.* (February 7, 2013) (occupational and community health hazards); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse).

Certainly the issue of rehabilitating prisoners and reducing recidivism rates is an equally significant social policy issue to the ones considered in the decisions mentioned above—particularly for the hundreds of thousands of people who are victimized each year by ex-offenders who recidivate and commit more crimes. As noted above, the Bureau of Justice Statistics has found that over 637,400 prisoners are released each year, and 55.1% of ex-offenders return to prison within 5 years after their release. The Proponent submits that recidivism (and the resulting crimes committed by released prisoners) has a substantial impact on our society, has been subject to extensive public debate and constitutes a significant social policy issue.

In summary, the Proposal focuses on a significant social policy issue. The nature of the Proposal has a clear nexus with the Company and the Proposal does not micromanage the Company to an unreasonable degree. Nor does it "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proponent therefore submits that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus should not be allowed to exclude the Proposal from its Proxy Materials.

III. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(4) Because the Proposal Does Not Relate to a Personal Grievance or Seek to Result in a Benefit to the Proponent Not Shared by Other Shareholders

Under Rule 14a-8(i)(4), a company may exclude a shareholder proposal if the proposal relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the shareholder or to further a personal interest not shared with other shareholders at large. The SEC has stated that the purpose of Rule 14a-8(i)(4) is not to "exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

The Company argues that the Proposal – which seeks to require the Company to spend additional funds on rehabilitative and reentry programs in its correctional facilities so as to reduce the recidivism rates of offenders released from those facilities – somehow furthers the Proponent's interests "of himself individually and professionally in his capacity as Associate Director of the Human Rights Defense Center, a non-profit organization, and Managing Editor of Prison Legal News."

Notably, the SEC previously rejected a similar argument made by Corrections Corporation of America (CCA), when it tried to exclude the Proponent's proposal under Rule 14a-8(i)(4). Although CCA made almost identical claims to those of the Company, alleging that his proposal related to a personal grievance or sought to result in a benefit to the Proponent not shared by other shareholders due to his affiliation with Prison Legal News, the SEC rejected that argument and did not concur with CCA's no-action request. *See Corrections Corp. of America* (Feb. 10, 2012).

As stated in the Company's No-Action Request, the Proponent previously served time in prisons and jails in the 1990s prior to his release in 1999 – over 15 years ago. He is now a national expert on the topic of criminal justice issues, including prison privatization. He has testified before a Congressional subcommittee and state legislatures, has published chapters and essays in four books, and has presented at numerous conferences and conventions on criminal justice-related topics.[22]

The Proponent is very open about being an advocate against profiting from incarcerating people, and is personally committed to the issue of prisoners' rights and reform of the private prison industry – as well as reform of the public prison system. As a former prisoner he is personally aware of the importance of rehabilitative and reentry

[22] *See* CV of Alex Friedmann, attached as Exhibit A.

programs, and he has authored several articles that specifically address the topic of rehabilitation and recidivism rates.[23] However, the fact that the Proponent happens to be particularly interested in a topic that has attracted widespread attention is not grounds for denying him the ability to submit a proposal in the Company's upcoming Proxy Materials.

The Company argues that the Proponent has a personal claim or grievance, or a "personal interest not shared by other shareholders." However, other than noting that the Proponent works for various non-profit organizations (Prison Legal News and the Human Rights Defense Center), which oppose prison privatization in general, it is not at all clear what *personal* interest the Company claims the Proponent has in the Proposal – which relates to rehabilitative programs and reducing recidivism rates, not to prison privatization. The Proposal was submitted by the Proponent as a shareholder in the Company, not by or on behalf of Prison Legal News or the Human Rights Defense Center, which are not shareholders.

The Proposal relates to reducing recidivism rates by requiring the Company to spend additional funds on rehabilitative and reentry programs and services at its correctional facilities. The Proponent is not incarcerated in one of the Company's facilities and has no personal grievance or interest, monetary or otherwise, that would be furthered through the Proposal.

Additionally, the Company contends that the Proponent "has a history of engaging in litigation with the Company, through Prison Legal News or other groups with which he is affiliated." That statement is false. The Proponent has never filed suit against the Company; he has never been a plaintiff in any litigation against the Company. The Proponent does not make litigation decisions for Prison Legal News or its parent organization, the Human Rights Defense Center (HRDC). HRDC's executive director, general counsel and staff attorneys make litigation decisions. The Proponent serves in none of these roles.[24]

The Company seems to believe that because the Proponent advocates on behalf of prisoners' rights and against prison privatization, that somehow evidences a "personal grievance" that should allow the Company to exclude the Proposal.

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[23] *See, e.g.*, https://www.prisonlegalnews.org/news/2014/apr/15/lowering-recidivism-through-family-communication *and* https://www.prisonlegalnews.org/news/2014/sep/19/recidivism-performance-measures-private-halfway-houses-pennsylvania

[24] See: http://humanrightsdefensecenter.org/Staff.aspx (listing HRDC's executive director, general counsel and staff attorney)

In support of its proposition that a proposal may be properly excluded simply because a proponent is critical of a company or its industry, the Company cites a single Staff decision from 35 years ago, *International Business Machines Corporation.* But the comparison to this case is inapposite. Rather, this case is extremely similar to *PepsiCo, Inc.* (March 2, 2009), where the company sought to omit a shareholder proposal requesting that the company disclose the recipients of its charitable contributions under Rule 14a-8(i)(4). The company argued that the proponent's advocacy on behalf of anti-homosexuality interests exhibited the proponent's true intent with respect to the facially-neutral shareholder proposal: to stop the company from making contributions to homosexual-friendly groups. The Staff rejected this argument and refused to permit the company to exclude the shareholder proposal under Rule 14a-8(i)(4). Here, the Proponent's activism – which demonstrates a personal commitment to prisoners' rights and rehabilitation – should, for similar reasons to *PepsiCo, Inc.*, not be found by the Staff to be grounds for the Company to exclude the Proposal from its Proxy Materials.

An analysis of the other no-action letters relied upon by the Company shows that they differ considerably from the situation in this case, because in the no-action letters cited the proponents had brought claims against the company from which they were personally set to gain, and their shareholder proposals were related intimately to those claims. *See American Express* (Jan. 13, 2011) (the proponent, a former employee of the company, filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission and an action alleging breach of a settlement agreement and defamation); *Medical Information Technology, Inc.* (March 3, 2009) (the proponent, a former employee of the closely-held company seeking a higher price for his personally owned shares, was involved in a lawsuit alleging that the company's board of directors undervalued the price of the company's common stock); *General Electric Co.* (Feb. 2, 2005) (the proponent, an employee of the company, wished to include a proposition to force the CEO of the target company to reconcile purportedly criminal conduct and the requirements of Sarbanes-Oxley, which conduct was alleged in a lawsuit which the proponent had filed and was being re-alleged in the proposition); *Station Casinos, Inc.* (Oct. 15, 1997) (proposal requested that the company maintain liability insurance; the proponent had previously represented a client of the company in a lawsuit to recover damages for an alleged theft that occurred at the company's premises).

The no-action letters cited by the Company are thus inapposite, as they involved proposals brought by persons who had filed suits or claims against the companies that were the subject of the proposals, and the proposals were intimately related to the proponents' lawsuits or claims. As noted above, the Proponent has never sued the

Company, has never been a plaintiff in litigation involving the Company and does not make litigation decisions for the organizations with which he is employed.

A similar argument was rejected by the SEC in *Corrections Corp. of America* (Feb. 10, 2012), in which that company unsuccessfully argued that the Proponent's ephemeral connection to litigation against the company could serve as a proper basis for excluding his proposal.

Lastly, although the Company claims in its No-Action Request that "The Proponent is attempting to further harm the Company and its stock, its competitors and the private prison industry generally by using Rule 14a-8," it completely fails to explain how the Proposal – which requires the Company to provide additional funding for rehabilitative programs with the goal of reducing recidivism rates – in any way harms the Company, its competitors or its industry.

IV. The Company Has Not "Substantially Implemented" the Proposal Under Rule 14a-8(i)(10)

The Company objects to the Proposal on the grounds that it has already been substantially implemented under Rule 14a-8(i)(10). However, here, too, the Company is in error. The Staff has stated that whether a shareholder proposal has been substantially implemented by a company under Rule 14a-8(i)(10) "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, an evaluation of "substantial implementation" turns upon whether the actions of a company satisfactorily address the underlying concerns and the essential objective of the proposal. *See, e.g.*, *Corrections Corp. of America* (Feb. 10, 2012) (no exclusion of proposal requesting bi-annual reports for each company facility on company's efforts to reduce prisoner rape and sexual abuse where company merely intended to release annual reports using aggregated data); *The J.M. Smucker Company* (May 9, 2011) (proposal to commit company to issue environmental report not substantially implemented despite company's existing commitment to issue a different report, where proposal would commit company to discussing additional issues); *Wal-Mart Stores, Inc.* (March 29, 2011) (proposal to have company demand that suppliers deliver sustainability reports not substantially implemented where company's Supplier Code of Conduct exempted majority of suppliers from delivering such reports); *General Motors Corp.* (Mar. 5, 2004) (proposal sought a report on global warming, and company was set to release information on a website; shareholder successfully argued that "a website is not a report

to stockholders"); *c.f. The Proctor & Gamble Company* (Aug. 4, 2010) (substantial implementation where existing updated policy addressed every one of the proposal's policy concerns); *Exelon Corp.* (Feb. 26, 2010) (substantial implementation of proposal to have company issue semi-annual reports on political donations where company already was issuing semi-annual reports on political donations).

The Company claims that it has substantially implemented the Proposal because, as it explains at length in its No-Action Request, it already offers certain rehabilitative programs and services at its facilities, which it refers to as "the continuum of care."

The Company's response, however, misapprehends the crux of the issue. The Company does not state that it currently expends five percent of its net income on rehabilitative and reentry programs and services. Rather, it says it spends a "significant amount of funds," which it estimates at "$100 million annually," to operate and support rehabilitative programs and services – including its operation of reentry facilities, day reporting centers and community-based services (e.g., facility operations pursuant to its contracts with government agencies, for which the Company receives contractual payments). The Company provides no evidence to substantiate that claim such as an accounting of its expenditures on rehabilitative programs.

Regardless, those funds are simply part of the services that the Company provides – and is duly paid for – by contracting government agencies. The Company does *not* claim that its expenditures on such programs are "*in addition to* any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies" (emphasis in original), as required by the Proposal. Indeed, the Company candidly acknowledges that it is "required contractually by most of its government customers to have programs and services in place that are designed to reduce recidivism rates for offenders in the Company's correctional facilities."

However, the Proposal clearly states that it requires the Company to expend funds *in addition to* any funds the Company already spends on rehabilitative or reentry programs pursuant to its contracts with government agencies.

Nor does the Company state that its current expenditures are made "proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included), with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year," as required by the Proposal. The Company does not state whether its spending on rehabilitative and reentry programs is done proportionally at its facilities, nor does it provide a breakdown of such

expenditures by facility.

Lastly, the Company does not state that all of the above provisions are applied both to the Company's correctional facilities in the United States and internationally, as the Proposal requires.

In short, the Company fails to demonstrate that it has substantially implemented – or even insubstantially implemented – the provisions specified in the clear language of the Proposal.

V. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments we may have, we respectfully submit that GEO has failed to meet its burden of persuasion under Rules 14a-8(i)(4), (i)(7) and (i)(10), and thus the Staff should not concur that the Company may omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5509, or by fax at (212) 806-2509, or by e-mail at: jlowenthal@stroock.com if I can be of any further assistance in this matter.

Very truly yours,

Jeffrey S. Lowenthal

Enclosure

cc: Esther L. Moreno, Esq.
One Southeast Third Avenue
Suite 2500
Miami, FL 33131

Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

Exhibit A

ALEX FRIEDMANN

5331 Mt. View Road #130
Antioch, TN 37013

(615) 495-6568 phone • (866) 735-7136 fax
afriedmann@prisonlegalnews.org

Criminal Justice and Prison Privatization

Expert / Consultant / Journalist

Areas of Expertise:

Criminal justice systems and practices, detention facilities, privatization of correctional services, felon disenfranchisement, recidivism and rehabilitation, public records access

Positions Held:

Associate Director, Human Rights Defense Center and Managing Editor, *Prison Legal News.* PLN, a project of the HRDC, is a monthly publication, founded in 1990, that reports on criminal justice-related issues on a national level. 2005-present

President, Private Corrections Institute. Non-profit citizen watchdog group that opposes the privatization of correctional services. 2005-present

Advisory board member, Prison Policy Initiative. 2012-present

Board member, Reconciliation. Reconciliation is a non-profit organization that advocates on behalf of families and children of Tennessee prisoners. 2011-2013

Regional Representative, National Criminal Justice Association (NCJA). 2011-2012

Chairman of the Voting Rights Committee for Save Our Cumberland Mountains (SOCM). Sponsored and advocated for legislation to reform Tennessee's felon disenfranchisement statute. 2005-2006

Co-chair, Restorative Justice Coalition of Middle Tennessee, 2001-2002

Steering Committee, Public Safety & Justice Campaign (a project of Grassroots Leadership). 2000-2001

Editor, *Private Corrections Industry News Bulletin.* Self-published newsletter on the private prison industry. 1998-1999 *

Resources Editor, *Prison Life* magazine. National monthly publication that covered prison-related issues. 1996-1997 *

* While incarcerated, 1992-1999, Tennessee Dept. of Correction

Testimony Presented:

Tennessee Legislature, Joint House/Senate Judiciary Committee hearing. Concerning the Court of the Judiciary and judicial complaints and discipline. September 21, 2011

Tennessee Legislature, House Finance Ways and Means Committee. Concerning HB 969, which would restrict ex-offenders from regaining their voting rights. March 16, 2010

Tennessee Legislature, House State & Local Government Committee. Concerning HB 52, which would mandate HIV testing for prisoners prior to release. April 2009

U.S. House Committee on the Judiciary, Subcommittee on Crime, Terrorism and Homeland Security. In support of H.R. 1889, the Private Prison Information Act. June 26, 2008

Pennsylvania Legislature, House Labor and Justice Committees (joint hearing). Regarding the private prison industry. October 2007

Tennessee Legislature, Select Oversight Committee on Corrections. Regarding Tennessee's felon disenfranchisement statute. 2005

Publications:

Book Chapters / Contributions

College for Convicts by Christopher Zoukis (McFarland, 2014). Forward

Incarceration Generation (Justice Policy Institute, 2013). Essay: "The Evolution of Prison Privatization in the United States"

And the Criminals with Him: Essays in Honor of Will D. Campbell and the Reconciled (Cascade Books, 2012). Chapter: "The Societal Impact of the Prison Industrial Complex, or Incarceration for Fun and Profit ... Mostly Profit"

Prison Profiteers: Who Makes Money from Mass Incarceration (The New Press, 2008). Chapter: "For-Profit Transportation Companies: Taking Prisoners and the Public for a Ride"

Capitalist Punishment (Human Rights Internet, 2003). Essay: "Juvenile Crime Pays – But at What Cost?"

Prison Nation: The Warehousing of America's Poor (Routledge, 2003). Essays: "Juveniles Held Hostage for Profit by CSC in Florida"; "University Professor Shills for Private Prison Industry"; and "Juvenile Crime Pays, But at What Cost?"

* While incarcerated, 1992-1999, Tennessee Dept. of Correction

Reports, Comments & Written Testimony

U.S. Commission on Civil Rights, Tennessee Advisory Committee. Submitted formal comments on behalf of the Human Rights Defense Center on issues related to felon disenfranchisement in Tennessee. January 2013

U.S. Committee on the Judiciary, Subcommittee on the Constitution, Civil Rights and Human Rights. Submitted written testimony on behalf of the Human Rights Defense Center for a hearing on "Ending the School-to-Prison Pipeline." December 12, 2012

U.S. Committee on the Judiciary, Subcommittee on the Constitution, Civil Rights and Human Rights. Submitted written testimony on behalf of the Human Rights Defense Center for a hearing on "Reassessing Solitary Confinement: The Human Rights, Fiscal and Public Safety Consequences." June 19, 2012

Analysis of Incident Rates at Private vs. Public Prisons in Tennessee, Jan. 2009-June 2011 (Private Corrections Institute), October 2011

Equal Employment Opportunity Commission. Submitted formal comments on behalf of the Human Rights Defense Center regarding hiring practices that impact ex-prisoners. July 2011

"Interim Comparative Analysis of Quality Assurance / Incident Data reported by CCA and the TX Dept. of Criminal Justice" (Prison Legal News & Private Corr. Institute), Nov. 2008

National Prison Rape Elimination Commission. Submitted multiple formal comments on behalf of *Prison Legal News* concerning the Commission's proposed standards for reducing sexual abuse in detention facilities. 2008-2012

U.S. Civil Rights Commission Hearings on the Religious Rights of Prisoners. Submitted formal comments on behalf of *Prison Legal News* concerning the U.S. Dept. of Justice's accommodation of federal prisoners' religious rights. April 2008

Federal Communications Commission. Submitted multiple comments on behalf of *Prison Legal News* concerning prison phone services. 2007-2014

Selected Published Articles

"Lowering Recidivism through Family Communication," *Prison Legal News*, April 2014.

"FCC Order Heralds Hope for Reform of Prison Phone Industry," *Prison Legal News*, Dec. 2013 (cover story, co-authored with John Dannenberg)

"Prison Rape Elimination Act Standards Finally in Effect, but Will They be Effective?" *Prison Legal News*, Sept. 2013 (cover story)

* While incarcerated, 1992-1999, Tennessee Dept. of Correction

"Slowly Closing the Gates: A State-by-State Assessment of Recent Prison Closures," *Prison Legal News*, June 2013 (cover story, co-authored with Chris Petrella)

"Abuse in Los Angeles Jails Leads to Investigations, Lawsuits and Eventual Reforms," *Prison Legal News*, March 2013 (cover story, co-authored with Mike Brodheim)

"Solitary Confinement Subject of Unprecedented Congressional Hearing," *Prison Legal News*, October 2012 (cover story)

"State-by-State Prisoner Rape and Sexual Abuse Round-Up," *Prison Legal News*, April 2012 (cover story, co-authored with Matthew Clarke)

"Improbable Private Prison Scam Plays Out in Hardin, Montana," *Prison Legal News*, Dec. 2009 (cover story)

"Judge Not: Judges Benched for Personal Misconduct," *Prison Legal News*, Aug. 2009 (cover story, co-authored with Gary Hunter)

"For-Profit Transportation Companies: Taking Prisoners, and the Public, for a Ride," *Prison Legal News*, Sept. 2006 (cover story)

Presentations & Speaking Events:

University of Memphis, Cecil C. Humphreys School of Law, panelist. Spoke about issues related to felon disenfranchisement in Tennessee. Memphis, TN. August 2014

Federal Communications Commission workshop, panelist. Presented on cost drivers of prison phone services in facilities of different sizes. Washington, DC. July 2014

University of Georgia at Athens, School of Law, Working in the Public Interest conference, panelist. Spoke on prison privatization. Athens, GA. March 2014

Loyola College of Law Prisoners' Advocates conference, panelist. Participated in two panel presentations on private prisons. New Orleans, LA. February 2014

Public Safety & Justice Campaign annual meeting. Gave three presentations on issues related to prison privatization. Washington, DC. December 2013

Federal Communications Commission workshop, panelist. Presented on prison phone-related issues. Washington, DC. July 2013

Vanderbilt University's "Rethinking Prisons" conference, panelist. Presented on the political and societal impact of the private prison industry. Nashville, TN. May 2013

* While incarcerated, 1992-1999, Tennessee Dept. of Correction

National Conference for Media Reform, panelist. Discussion of prison phone-related issues and the Campaign for Prison Phone Justice. Denver, CO. April 2013

National Lawyers Guild Southern Conference, panelist. Presented on two panels: prison privatization and felon disenfranchisement. Nashville, TN. May 2013

Society of Professional Journalists' Sunshine Week event, speaker. Presented at the First Amendment Center on open government and public records-related issues. Nashville, TN. March 2013

Appellate Litigation Clinic, Vanderbilt University, speaker. Presented on pro se prisoner litigation. Nashville, TN. Sept. 2012

Children's Defense Fund conference, panelist. Discussion of the private prison industry with an emphasis on privately-operated juvenile facilities. Cincinnati, OH. July 2012

Communications Workers of America (CWA) conference, panelist. Presented on issues related to prison privatization. New Brunswick, NJ. June 2012

Belmont University, student convocation, speaker. Discussion of the private prison industry. Nashville, TN. April 2012

Presbyterian Criminal Justice Association, organizing meeting, speaker. Spoke on private prison-related issues and served as a consultant to the PCJA. Stony Point, NY. February 2012

Beyond the Walls: 9th Annual Prison Health Care & Reentry Summit, speaker. Discussion of prison phone issues and the prison phone justice campaign. Philadelphia, PA. June 2011

Congressional briefing sponsored by U.S. Rep. Sheila Jackson Lee, panelist. Discussion of HR 2450, the Private Prison Information Act. Washington, DC. January 2010

Critical Resistance 10, panelist. Discussion of prison privatization's role in the criminal justice system. Oakland, CA. September 2008

National Lawyers Guild annual conference, panelist. Discussion of privatized immigration detention facilities. Washington, DC. November 2007

ACLU Right to Vote conference, "Breaking the Chains: From Jail Cell to Voting Booth," panelist. Discussion of felon disenfranchisement issues. Nashville, TN. May 2007

Yale University, GESO presentation, speaker. Discussion of prison privatization. New Haven, CT. March 2006

Critical Resistance East, panelist. Discussion of an attempt to privatize Tennessee's entire prison system. New York, NY. March 2001

Congressional Correctional Officers Caucus meeting, speaker. Discussion of empirical experiences with prison privatization. Washington, DC. May 2000

Litigation – Selected Cases:

Friedmann v. CCA, Chancery Court of Davidson County, Tennessee, Case No. 08-1105-I. Public records suit against Corrections Corp. of America, with representation by attorney Andy Clarke. The trial court held that CCA was subject to Tennessee's Public Records Act; aff'd in part on appeal, 310 S.W.3d 366 (Tenn. Ct. App. 2009), *review denied*; affirmed following remand at 2013 Tenn. App. LEXIS 150. Case settled in 2013.

Johnson v. Bredesen, U.S.D.C. (MD Tenn.), Case No. 3:08-cv-00187. Co-plaintiff in a voting rights suit re felon disenfranchisement, with representation by the Tennessee ACLU. Case settled with reinstatement of voting rights; other plaintiffs' claims were dismissed. See: 579 F.Supp.2d 1044 (M.D. Tenn. 2008), *aff'd*, 624 F.3d 742 (6th Cir. 2010)

Friedmann v. Scott, U.S.D.C. (MD Tenn.), Case No. 1:96-cv-00087. Pro se civil rights action against Corrections Corp. of America and CCA employees alleging retaliation and due process violations. Obtained injunctive relief plus a jury award of $3,000 in compensatory and $3,000 in punitive damages against a former CCA unit manager following entry of default judgment. Dismissal of other defendants aff'd on appeal at 191 F.3d 451 (6th Cir. 1999) *

Richardson v. McKnight, 521 U.S. 399 (1997). Provided plaintiff's counsel with a legal argument that was included in their Supreme Court brief. The Court held in *Richardson* that private prison companies could not raise a defense of qualified immunity *

Volunteerism:

Coordinator, Tennesseans Against Puryear (successful opposition campaign against the federal judicial nomination of CCA's general counsel), Nashville, TN. 2007-2008

Participant, Inside/Out Program at the Charles Bass Correctional Complex Annex, Nashville, TN. 2006

Trained mediator, Mediation Works!, Nashville, TN. 2003-2004

Director and founder, The Pledge Program (inmate organization that pooled donations from prisoners to make charitable contributions), Clifton, TN. 1994-1996 *

Memberships:

Society of Professional Journalists
Investigative Reporters and Editors
National Lawyers Guild
National CURE
American Mensa

Awards:

Tennessee Alliance for Progress, Long Haul Award, 2014
PEN America Prison Writing Awards, first place - drama, 1998-99 *

* While incarcerated, 1992-1999, Tennessee Dept. of Correction





Esther L. Moreno

Akerman LLP
One Southeast Third Avenue
Suite 2500
Miami, FL 33131-1714
Tel: 305.374.5600
Fax: 305.374.5095

Direct: 305.982.5519
esther.moreno@akerman.com

December 23, 2014

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc.
Shareholder Proposal Submitted by Alex Friedmann

Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of The GEO Group, Inc., a Florida corporation (the "Company," "we," "us" and "our"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). The Company believes that it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed in this letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2015 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by electronic mail or fax only to the Company. The Company would also like to take this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act and SLB 14D.

THE COMPANY

The Company is a real estate investment trust ("REIT") specializing in the ownership, leasing and management of correctional, detention and re-entry facilities and the provision of community-based services and youth services in the United States, Australia, South Africa, the United Kingdom and Canada. The Company owns, leases and operates a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers, and community based re-entry facilities. The Company offers counseling, education and/or treatment to inmates with alcohol and drug abuse problems at most of the domestic facilities it manages. The Company is also a provider of innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants.

As of September 30, 2014, the Company's worldwide operations included the management and/or ownership of approximately 78,500 beds at 98 correctional, detention and re-entry facilities, including idle facilities, projects under development and recently awarded contracts and also include the provision of monitoring of more than 70,000 offenders in a community-based environment on behalf of approximately 900 federal, state and local correctional agencies located in all 50 states.

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company adopt the following policy to be implemented by the Company beginning in fiscal year 2015, for the purpose of reducing recidivism rates for offenders in the Company's facilities:

(1) That by the end of the third quarter of each fiscal year, the Company shall expend funds equal to five percent (5%) of the Company's net income for the prior fiscal year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities. For the purposes of this resolution, "net income" shall include net income received by the Company from both its U.S. and international operations.

(2) That the expenditure of the funds specified in Section 1 shall be *in addition to* any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies.

(3) That the expenditure of the funds specified in Section 1 may be used to expand or enhance rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as

donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners.

(4) That the Company shall expend the funds specified in Section 1 proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included) with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year.

(5) That the provisions of this resolution shall apply to the Company's correctional facilities both in the United States and internationally.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to a personal grievance or furthers a personal interest that is not shared by other shareholders.
- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

I. The Proposal may be excluded under 14a-8(i)(4) because it relates to a personal claim or grievance against the Company or it is designed to result in a benefit to Mr. Friedmann or further a personal interest not shared by the Company's other shareholders at large.

Rule 14a-8(i)(4) permits exclusion of a shareholder proposal if it relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. We believe it is important to note that the Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." See *Commission Release No. 34-20091* (August 16, 1983). We believe the Proponent is pursuing this Proposal to further the interests of himself

individually and professionally in his capacity as Associate Director of the Human Rights Defense Center, a non-profit organization, and Managing Editor of Prison Legal News.

The Proponent previously served ten years in prisons and jails, including six years at a facility operated by a competitor of the Company, Corrections Corporation of America, as described by the Proponent in his biography on the website for the Human Rights Defense Center. Please see Exhibit B. As someone who was previously incarcerated at a privately-operated correctional facility and who describes himself in his biography as a national expert on the issue of prison privatization, his interest in programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities, are of a deeply personal nature and are aimed at achieving an end that is not in the common interest of the Company's shareholders generally. See *Commission Release No. 34-20091* (August 16, 1983).

The Proponent has published articles and opinion pieces that are critical of the Company, its competitors and the private prison industry generally through Prison Legal News and other venues. For example, in an article with its Internet link posted on Prison Legal News, the Proponent is quoted as saying:

> "Personally, I would like to see at some point private prison stock be lumped in the same category as tobacco companies, arms manufacturers, and people that make land mines," he explained. "Toxic stocks that people do not want to be involved in for ethical and moral reasons."

See Keegan Hamilton, *An Ex-Con Takes Aim at Multibillion-Dollar Private Prisons* (2014), available at https://news.vice.com/article/an-ex-con-takes-aim-at-multibillion-dollar-private-prisons. A copy of the article is attached as Exhibit C.

Last year, the Proponent submitted a shareholder proposal to the Company relating to inmate telephone services contracts. The Staff agreed with the Company that there was a basis to exclude this prior shareholder proposal from its 2014 annual shareholders' meeting. Prison Legal News issued press releases to announce both the submission by the Proponent of the shareholder proposal to the Company and the Staff's decision to grant no-action letter relief to the Company. In the same article referred to above, Mr. Hamilton states, "Friedman claims he never really expected to win, and was instead just trying to raise awareness and convince a few shareholders to reconsider their investments." We do not believe that characterizing the Company's stock as toxic and undertaking specific actions with the purpose of causing shareholders to reconsider their investment in the Company is consistent with pursuing the common interest of the Company's shareholders generally.

The Proponent also has a history of engaging in litigation with the Company, through Prison Legal News or other groups with which he is affiliated. In December 2014, Prison Legal News announced that the Human Rights Defense Center, the publisher of Prison Legal News, had filed

a federal complaint against the Company in the U.S. District Court for Indiana's Southern District alleging violations of Prison Legal News' First and Fourteenth Amendment rights by preventing distribution of the Prison Legal News magazine in the New Castle Correctional Facility. In 2005, Prison Legal News sued the Company in Palm Beach County Circuit Court demanding access to documents pertaining to certain allegations, disturbances, court verdicts, settlements, etc.

The Staff has previously indicated its view that Rule 14a-8 may not be used to redress personal grievances or address personal issues. In a no-action letter to *International Business Machines Corporation* (February 5, 1980), the Staff stated "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company." The Commission has repeatedly allowed the exclusion of proposals presented by shareholders with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). See, e.g., *American Express Company* (January 13, 2011) (proposal mandating that the company amend its employee code of conduct excludable as a personal grievance when brought by a former employee with a history of litigation); *Medical Information Technology, Inc.* (March 3, 2009) (proposal requesting that the company comply with government regulations that require businesses to treat all shareholders the same excludable as a personal grievance when brought by a former employee of the company who was involved in an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *General Electric Co.* (February 2, 2005) (proposal requesting chief executive officer address certain matters excludable as a personal grievance when submitted by a former employee of the company who brought and lost a discrimination claim against the Company); and *Station Casinos, Inc.* (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when submitted by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino). The Company submits that the same result should apply here.

Based on the Proponent's professional affiliations with organizations and groups whose express purpose is to disparage and undermine the private prison industry and the Company as well as its competitors, the Proponent's public criticism of the Company and its stock, as well as the Proponent's current and prior litigation against the Company, the Company believes that it is clear that the Proposal relates to the redress of a personal claim or grievance against the Company or is designed to result in a benefit to Mr. Friedmann or further a personal interest not shared by other shareholders. The Company believes that the Proponent is using Rule 14a-8 to advance his personal interest of furthering his role and visibility as an advocate against private prisons and furthering the mission, purpose and agenda of the Human Rights Defense Center and Prison Legal News. The Proponent is attempting to further harm the Company and its stock, its competitors and the private prison industry generally by using Rule 14a-8.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(4) because it relates to a personal claim or grievance against the Company or it is designed to result in a benefit to Mr. Friedmann or further a personal interest not shared by the Company's other shareholders at large.

II. The Proposal may be excluded under Rule 14a-8(i)(7) because the subject matter of the Proposal relates to the Company's ordinary business operations.

As previously discussed in *Release No. 34-40018* (May 21, 1998):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. . . .

The Proposal is directed at modifying and imposing on the Company a requirement that it spend beginning in fiscal year 2015 a minimum of 5% of the Company's net income for the prior year by the third quarter of the current year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities. The Proposal implicates both of the central considerations underlying the ordinary business exclusion. The subject matter of the Proposal deals with issues that are "fundamental to management's ability to run the company on a day-to-day basis" and it seeks to "micro-manage" the Company.

As described above, the Company is a REIT specializing in the ownership, leasing and management of correctional, detention and re-entry facilities and the provision of community-based services and youth services in the United States, Australia, South Africa, the United Kingdom and Canada. The Company's management of each correctional, detention and re-entry facility and the Company's provision of community based services and youth services are fundamental ordinary business operations of the Company. It is within the province of management and not the shareholders to determine at the outset and evaluate over time what new programs and services it will offer, what existing programs and services it will maintain, what existing programs and services it will expand, and what existing programs and services it will

eliminate at each of its correctional, detention and re-entry facilities. Similarly, it is within the province of management to determine how to allocate its capital resources across all of its working capital needs, including how much of its capital resources it should allocate to developing, maintaining and expanding these programs and services, and whether such allocation should be proportionate among its active facilities based on the population levels of each of the facilities or whether such allocation should be based on a number of factors that management deems relevant and appropriate, including the nature of the facility (maximum security prison, medium security prison, minimum security prison, immigration detention center, minimum security detention center, and community based re-entry facility), the physical design of each facility, the capacity and occupancy level at each facility, the applicable per diem rates at each of the facilities, any unique geographic and demographic factors applicable at each of the facilities, the unique differences between domestic and international facilities, and the availability of other community resources, programs and services available in the community surrounding each facility that are designed to reduce recidivism. Lastly, it is also within the province of management to determine whether it is appropriate for the Company to donate money to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners, and, if so, determine the amount of such donations and determine what organizations should receive such donations.

The programs and services that the Company offers at its facilities is analogous to the products offered at a store by a retail company. The Staff has consistently taken the position that proposals whose subject matter relates to the products sold by a retailer may be excluded from a company's proxy materials even though the products may be deemed to deal with significant social policy issues under Rule 14a-8(i)(7). See *Wal-Mart Stores, Inc.* (March 9, 2001), where the proposal requested that the company stop selling handguns and their accompanying ammunition at stores. The Staff concurred with the Company's conclusion that the proposal was excludable even though handgun safety is a significant social policy issue. Similarly, in *Rite Aid Corporation* (March 26, 2009), *CVS Caremark Corporation* (March 3, 2009), *Albertson's, Inc.* (March 18, 1999), and *Walgreen Co.* (September 29, 1997), the Staff concurred with those companies' conclusions that proposals requiring those retailers to stop selling tobacco or cigarettes or to prepare a report to be made available to shareholders on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products were excludable under Rule 14a-8(i)(7) despite the social policy issue of tobacco use. See also *PetSmart, Inc.* (April 8, 2009), in which the proposal requested that the board issue a report on the feasibility of phasing out the sale of live animals; *Lowe's Companies, Inc.* (February 1, 2008) and *Home Depot, Inc.* (January 24, 2008), in which the proposals related to the cessation of sales of glue traps which was viewed by the proponent as posing a danger to wildlife and animals; *Alliant Techsystems* (May 7, 1996), in which the proposal requested that the board establish a policy to end all research, development, production and sales of antipersonnel mines; *Kmart Corporation* (March 13, 1992), in which the proposal was aimed at ceasing sales of periodicals containing certain explicit photos; *and Wal-Mart Stores, Inc.* (April 10, 1991), in which the proposal was aimed at prohibiting the sale of war toys.

The Proposal also seeks to "micro-manage" the affairs of the Company in several ways. The Proposal demands that the Company spend a specific percentage (5%) of its annual net income on programs and services designed to reduce recidivism rates for offenders in the Company's facilities. Additionally, the Proposal lays out the following very specific parameters to the implementation of the Proposal: (i) the Company must expend the funds proportionally among the Company's active correctional facilities in both the U.S. and abroad, with funds prorated based on each active facility's average daily population at the end of the prior fiscal year; (ii) that the Company's expenditure of funds must be in addition to any funds the Company currently spends, intends to spend or is required to spend on rehabilitative or reentry programs; and (iii) specifying that the expenditure of funds may be used to expand or enhance rehabilitative programs or services already provided in the Company's correctional facilities, establish new rehabilitative programs or services, or make donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners. As the Staff has noted, the consideration of whether a shareholder proposal seeks to "micro-manage" the affairs of the Company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See *Exchange Act Release No. 34-40018* (May 21, 1998). The Proposal described above seeks to impose a specific annual time-frame as it requires the Company to spend by the end of the third quarter of each fiscal year, funds equal to 5% of the Company's net income for the prior year. The Proposal involves intricate details regarding the expenditure of funds, including what the funds can be spent on, the requirement that the funds be spent proportionally among active facilities based on the average daily population at the end of the prior fiscal year, and that the expenditure of funds be in addition to any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with its government customers. The Proposal seeks the adoption of a method for implementing a complex policy—achieving reduced recidivism rates for offenders in the Company's correctional facilities.

The Staff has consistently concurred with the exclusion of shareholder proposals that seek to micro-manage a company's ordinary business operations, including proposals related to how companies deal with their customers on a day-to-day basis, the location of facilities, and the selection and retention of suppliers. See *Marriott International, Inc.* (March 17, 2010), where the Proposal related to the installation of showerheads that deliver no more than 1.6 gallons per minute of flow at several test properties and the corresponding measurement and tracking of energy savings, guest reaction and related factors; *Wal-Mart Stores, Inc.* (March 27, 2001), where the proposal requested annual "customer meetings" because the proposal related to customer relations; and *OfficeMax, Inc.* (April 17, 2000), where the proposal related to the retention of an independent consulting firm to measure customer and employee satisfaction. See *The Hershey Company* (February 2, 2009), where the proposal would have required the company to manufacture all finished products in the U.S. and Canada that are sold in the U.S. or Canada; *Newmont Mining Corp.* (January 12, 2006), where the proposal urged management to review the company's operations in Indonesia in light of potential reputational and financial risks to the company and report its findings to shareholders; *The Allstate Corporation* (February 19, 2002),

where the proposal recommended the company cease conducting operations in Mississippi; and *General Electric Company* (January 9, 2008), where the proposal related to the establishment of an independent committee to prepare a report on the potential for damage to the company's reputation and brand name as a result of the company sourcing products and services from the People's Republic of China. See *PetSmart, Inc.* (March 24, 2011), where the proposal would require the company's suppliers to certify that they have not violated certain federal or state laws; *Wal-Mart Stores, Inc.* (March 15, 1999), *Kmart Corporation* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999), where the proposals requested reports on the companies' actions to ensure they do not purchase items from suppliers who manufacture those items using child labor, convict labor or forced labor.

The Company is aware of the Staff's position that shareholder proposals that relate to ordinary business matters may not be excluded if they focus on significant social policy issues that transcend the day-to-day business matters. The Company does not believe that the Proposal transcends the day-to-day business matters in the manner contemplated by the 1998 Release and is properly excludable under Rule 14a-8(i)(7). The mere fact that the Proposal is tied to a social issue (reducing the level of recidivism) does not overcome the fact that the Proposal's main focus relates to decisions that are fundamental to management's ability to run the Company on a day-to-day basis and seek to micro-manage the Company as discussed above. The Staff has determined that a proposal addressing both ordinary and non –ordinary business matters may be excluded in its entirety when the "thrust and focus of the proposal is on ordinary business matters." See *General Motors Corporation* (April 4, 2007). See also *Wal-Mart Stores, Inc.* (March 15, 1999), *Kmart Corporation* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999), where the Staff held that the proposals were excludable in their entirety as they addressed both ordinary business matters (the retention of the companies' suppliers) and significant social policy issues (the human rights of the employees of the companies' suppliers). The Proposal does not fall within the significant social policy issue exception. Even if the Proposal arguably raises issues related to the significant social policy issue of reducing recidivism, its main thrust and focus is to micro-manage management's decisions regarding its programs and services and the allocation of capital resources towards these programs and services.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

III. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because the Proposal has already substantially been implemented. The Commission has made it clear that a proposal need not be "fully effected" by a company in order to meet the "substantially implemented" standard under Rule 14a-8(i)(10). See *Exchange Act Release No. 34-40018* (May 21, 1998) (confirming the Commission's position in *Exchange Act Release No. 34-20091* (August 16, 1983). The Staff

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has stated that whether a shareholder proposal has been substantially implemented by a company under Rule 14a-8(i)(10) "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (March 28, 1991). An evaluation of "substantial implementation" is dependent upon whether the actions of a company address the essential objective and underlying concerns of the proposal. See *The Procter & Gamble Company* (August 4, 2010); *Exelon Corporation* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); and *Johnson & Johnson* (February 17, 2006). Furthermore, the Staff has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. See *American Brands, Inc.* (February 3, 1993). Additionally, a shareholder proposal need not be implemented precisely or in full in order for it to be excluded under Rule 14a-8(i)(10). See *The Gap Inc.* (March 16, 2001).

The Company believes its leading market position and its diverse and complementary service offerings enable it to meet the demand from its clients to provide comprehensive services throughout the entire corrections lifecycle, which the Company refers to as the continuum of care. The Company's continuum of care enables it to provide consistency and continuity in case management, which it believes results in a higher quality of care for offenders, reduces recidivism, lowers overall costs for its clients, improves public safety and facilitates the successful reintegration of offenders back into society. The Company currently spends a significant amount of funds as well as personnel training, time and resources on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities. Between its in-prison rehabilitation, education and treatment programs as well as its reentry facilities, day reporting centers and community based services, the Company estimates that it spends approximately $100 million annually to operate and support programs and services aimed at rehabilitating offenders and helping with their successful reintegration into society. The Company's Reentry Services in particular focuses on programs and services designed to reduce recidivism rates for offenders, including operating Full Day Reporting Centers, Core Day Reporting Programs, the Jail Employment Education Program ("JEEP"), the In-Custody Treatment & Training Program and Residential Programs. The Company's Reentry Services offers programs and services that are rooted in evidence-based practices and founded on the social learning theory. Evidence-based practices are used to change social attitudes and the behavior of offenders by employing the following eight principles:

1. Assess risks and needs of offenders
2. Enhance intrinsic motivation (acting respectful toward offenders, modeling desired behavior)
3. Target interventions
4. Use cognitive behavioral treatment methods
5. Increase positive reinforcement
6. Engage ongoing support in natural communities
7. Measure relevant processes/practices
8. Provide measurement feedback

The Company's Full Day Reporting Centers are modeled on programs and techniques that corrections research has demonstrated are effective and are focused on helping offenders gain structure and stability, change the way they think and behave, obtain gainful employment, learn and practice new skills for living a responsible lifestyle and abstain from alcohol and other drug use. The Core Day Reporting Program involves one-on-one case management, counseling and cognitive behavioral treatment, and referrals out to ancillary treatment services based on the offenders' risks and needs. The JEEP program includes job skills training as well as classes designed to promote pro-social habits and curb criminal thinking. The JEEP Program has three components: intensive case management, group classes and computer-based training. The JEEP program utilizes group classes that include job readiness training, business etiquette, problem-solving skills, mock interviews, resume preparation, and computer-based training utilizing the KeyTrain curriculum to teach business skills and prepare participants to take the WorkKeys certification tests that are used by many businesses. The In-Custody Treatment & Training Program is designed for inmates to receive evidence-based programming prior to release with the goal to introduce treatment and training to facilitate a successful transition to life at home or continue the programming at a day reporting program. The Company's Residential Program Services are designed to help offenders transition from a life of crime to one of responsibility and productivity. The Company's Residential Program offers the following services: substance abuse counseling; transitional skills, including anger/stress management, budgeting, health and nutrition, securing housing, and cultural awareness; employment assistance activities, including resume writing, job search strategies, job application assistance, and interview techniques; educational assessment and placement, including case management staff assisting residents with school enrollment procedures at various vocational and trade programs; evidenced-based practices, including implementation of positive reinforcement while supporting resident self-efficacy; risk/needs assessment, using objective assessment tools to maximize resident potential while in the program; monthly community forums, which involve connections to local community-based organizations that visit the center to help connect residents to stabilizing local resources; and community relations advisory board meetings, which involve ongoing collaboration with local stakeholders, such as law enforcement, nonprofit or social service agencies, to collaborate on effective ways to reintegrate residents into the community. See Exhibit D for a more detailed description of the Company's Full Day Reporting Centers, Core Day Reporting Programs, the JEEP Program, the In-Custody Treatment & Training Program and Residential Programs available online at www.georeentry.com.

The Company's actions demonstrate that it has substantially implemented the Proposal because it has satisfied the essential objective and the underlying concerns of the Proposal. The Proposal's essential objective and underlying concerns are that the Company provide programs and services designed to reduce recidivism rates for offenders in the Company's facilities. The Company is already providing programs and services designed to reduce recidivism rates for offenders in the Company's facilities even if it does not meet all of the very specific parameters the Proponent has set forth in subparagraphs 1. through 5. of the Proposal. The Company's Day Reporting Centers exist for the primary purpose of reducing recidivism and the Company's experience and

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results demonstrates its success. The following are a few examples of the Company's success in the area of reducing recidivism rates:

- Graduates of the program at the Day Reporting Center the Company operates for Franklin County, Pennsylvania, recidivated at a rate of approximately 18% between 2006 and 2009, compared to a national recidivism rate of approximately 67%.

- Graduates of the program at the Day Reporting Center the Company operates for Napa County, California, recidivated at a rate of approximately 23% since the program opened in 2009.

- Out of the 72 moderate to high risk offenders who have graduated from the Company's Day Reporting Center in Monterey County, California, only seven have re-entered the criminal justice system and their offenses were misdemeanors.

- Since opening in early 2012, only two participants of the program at the Day Reporting Center the Company operates for Tuolumne County, California have recidivated and their offenses were misdemeanors.

See Exhibit E for the full case studies for the examples described above relating to Franklin County, Pennsylvania; Napa County, California; Monterey County, California; and Tuolumne County, California available online at www.georeentry.com.

The Company is required contractually by most of its government customers to have programs and services in place that are designed to reduce recidivism rates for offenders in the Company's correctional facilities. For example, in the Company's contract relating to its Graceville, Florida facility, the contract requires that a minimum of 250 inmates participate in education classes, 204 inmates participate in vocational classes, 240 participate in substance abuse counseling, and 480 participate in behavioral programs, for a total of 62% of inmates participating in recidivism reducing programs on any given day. Additionally, the Company has already implemented evidence-based programs aimed at reducing recidivism at a number of its existing correctional facilities. The Company is currently in the process of further enhancing its programming and services at numerous facilities above what the Company is contractually obligated to provide, including through the use of behavior management systems, motivational interviewing, secondary assessments, and providing post release resources to assist with housing, transportation and employment. Please note, however, that the Company cannot unilaterally introduce new programming and services at its facilities that are not required under the terms of its contracts with government customers. In all cases, the Company would need to inform the applicable government agency it has the contract with to manage and operate a specific facility regarding the new programming and services the Company is proposing and the applicable government agency would have to approve the modification or addition of such programming and services and any corresponding change to the per-diem pricing that it would owe the

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Company as a result of such modification/addition to such programming and services. Although the Proponent's Proposal attempts to hijack a fundamental management role and dictate exact amounts of funds to expend on programs the Company has already substantially implemented, we believe the steps the Company has taken to satisfy the essential objective and underlying concerns are appropriate. We believe it is management's role to allocate the limited resources of the Company based on management's continual review of factors including client requirements and needs, Company strategies, global economic factors and the Company's goal of continuing to return value to the Company's shareholders.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

CONCLUSION

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from our 2015 Proxy Materials.

Should you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact the undersigned at 305-982-5519 or esther.moreno@akerman.com.

Sincerely,

Esther L. Moreno

cc: John J. Bulfin, Esq., The GEO Group, Inc.
Pablo E. Paez, The GEO Group, Inc.
Alex Friedmann
Jeffrey Lowenthal, Esq., Stroock & Stroock & Lavan LLP

Exhibit A

PRISON LEGAL NEWS

Dedicated to Protecting Human Rights

www.prisonlegalnews.org

Please Reply to Tennessee Office:

afriedmann@prisonlegalnews.org
Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013

November 18, 2014

SENT VIA EMAIL AND USPS PRIORITY MAIL

The GEO Group, Inc.
Attn: Secretary
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, FL 33487

Re: Shareholder Proposal for 2015 Proxy Statement

Dear Secretary:

As a beneficial owner of common stock of The GEO Group, Inc. ("GEO"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for GEO's annual meeting of shareholders in 2015, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act").

I am the beneficial owner of at least $2,000 in market value of GEO common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual meeting of shareholders. I have enclosed a copy of a Proof of Ownership letter from Scottrade.

I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, should you need any further information. If GEO will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,

Alex Friedmann

Enclosures



MEMBER FINRA/SIPC

2817 West End Ave Ste 135
Nashville, TN 37203-1463
615-340-7740 • 1-877-349-1980

November 18, 2014

Alex Friedmann
5341 Mount View Rd Apt 130
Antioch, TN 37013

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Scottrade is a brokerage firm registered with the SEC and FINRA. Through us, Mr. Alex Friedmann, account number *** FISMA & OMB Memorandum M-07-16 *** has continuously held no less than 130 shares of The GEO Group, Inc. common stock (NYSE: GEO), CUSIP number 36159R103, since May 2, 2012 to the present date. We in turn hold those shares through Depository Trust Corporation (DTC) in an account under the name of Scottrade.

If you have any questions, please contact our branch office directly at 615-340-7740 or toll free at 877-349-1980.

Sincerely,

Ed Ownby
Investment Consultant

RESOLUTION

Recidivism rates for prisoners released from correctional facilities are extremely high, with almost 77 percent of offenders being re-arrested within five years of release.[1]

The need to reduce recidivism rates for offenders held in the Company's facilities is of particular importance, as two recent studies concluded that prisoners housed at privately-operated facilities have higher average recidivism rates.

A 2013 Minnesota study determined "that offenders who had been incarcerated in a private prison had a greater hazard of recidivism in all 20 models, and the recidivism risk was significantly greater in eight of the models."[2]

A 2008 study of Oklahoma prisoners in public and private prisons found "a significantly greater hazard of recidivism among private prison inmates in six of the eight models tested.... In every categorical model (including the two that were non-significant), private prison inmate groups had a greater hazard of recidivism than did public inmate groups."[3]

Although the Company provides rehabilitative programs for prisoners at its facilities, such programs are typically required by the terms of the Company's contracts with government agencies. This resolution provides an opportunity for GEO Group to do more to reduce the recidivism rates of offenders released from the Company's facilities, and thus reduce crime and victimization in our communities.

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt the following policy to be implemented by GEO Group beginning in fiscal year 2015, for the purpose of reducing recidivism rates for offenders in the Company's facilities:

1. That by the end of the third quarter of each fiscal year, the Company shall expend funds equal to five percent (5%) of the Company's net income for the prior fiscal year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities. For the purposes of this resolution, "net income" shall include net income received by the Company from both its U.S. and international operations.

2. That the expenditure of the funds specified in Section 1 shall be *in addition to* any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies.

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[1] http://www.bjs.gov/content/pub/pdf/rprts05p0510.pdf
[2] www.doc.state.mn.us/pages/files/9613/9206/2382/MN_Private_Prison_Evaluation_Website_Final.pdf
[3] https://www.prisonlegalnews.org/news/2009/dec/15/private-prisons-dont-make-better-prisoners/

3. That the expenditure of the funds specified in Section 1 may be used to expand or enhance rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners.

4. That the Company shall expend the funds specified in Section 1 proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included), with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year.

5. That the provisions of this resolution shall apply to the Company's correctional facilities both in the United States and internationally.

Exhibit B

Associate Director: Alex Friedmann



(/media/medialibrary/2014/01/Alex.jpg)
Alex Friedmann

Alex Friedmann is the Associate Director of HRDC and managing editor of *Prison Legal News.* He is responsible for news research, investigative research, editing, advocacy campaigns and other tasks. He also serves in a volunteer capacity as president of the non-profit Private Corrections Institute and is a national expert on the issue of prison privatization. He has testified before a Congressional subcommittee and legislative committees in two states on criminal justice-related issues, and has spoken at numerous conferences and other events -- including Critical Resistance, the National Lawyers Guild, the Children Defense Fund's annual conference, a Congressional caucus meeting and a Congressional briefing. Alex served 10 years in prisons and jails in Tennessee, including six years at a privately-operated CCA facility. While incarcerated he litigated his own cases in state and federal court; served as the resources editor of Prison Life magazine, a national publication; self-published the Private Corrections Industry News Bulletin; and founded and directed a non-profit prisoner organization called the Pledge Program. He manages HRDC's office in Nashville, Tennessee.

Exhibit C



PRISONS (/TOPIC/PRISONS)

An Ex-Con Takes Aim at Multibillion-Dollar Private Prisons


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By Keegan Hamilton (/contributor/keegan-hamilton)

March 22, 2014 |

Alex Friedmann may be better acquainted with the daily operations of Corrections Corporation of America (CCA) than any other investor in the company. The bearded and bespectacled 44-year-old owns only a modest amount of stock in the multibillion-dollar corporation. But he spent six years locked up in one of its Tennessee prisons.

Although he is enjoying healthy returns on his small investment, Friedmann is not looking to turn a profit. Instead, the ex-con is one of America's leading activists for criminal justice reform, and he's attempting to leverage the byzantine SEC rules that govern Wall Street in an attempt to reform the world's two largest private prison companies, CCA and The GEO Group.

Friedmann has been a thorn in the side of CCA ever since his six-year stretch in the company's South Central Correctional Facility in Wayne County, Tennessee. He was imprisoned for a total of 10 years for armed robbery and assault with attempt to commit murder in 1987, and attempted aggravated robbery in 1991. He used his time behind bars to study law and hone his writing skills, penning several articles critical of prison profiteering and the poor conditions at CCA facilities. Paroled in 1999, he eventually became managing editor of *Prison Legal News* (https://www.prisonlegalnews.org/) and associate director of Human Rights Defense Center (http://humanrightsdefensecenter.org/), a non-profit that advocates for prisoner rights.

Friedmann bought his first share of CCA in 2004 for about $20. Owning it allowed him to attend shareholder meetings — the same tactic Michael Moore used to attend a GM shareholder meeting in his 1989 film *Roger & Me* — where he was often the only outsider in the room. He estimates that 96 percent of CCA stock is controlled by mutual funds, pension funds, and indexes, and says shareholder meetings are not surprisingly attended by executives and attorneys; not the sort of crowd that takes kindly to a public grilling from a former inmate.

"I would ask questions like, 'Why do your employees keep raping prisoners?'" Friedmann told VICE News. "Of course they don't have a good response, other than 'We're doing the best job we can.'"

> *'The downside of working inside the system is that the system is grossly stacked against you. It's designed by people in power to work for corporations and governments.'*

Confronting CCA executives at shareholder meetings never offered much in the way of substantive change, so Friedmann upped the ante. In 2010, he purchased another $2,000 worth of CCA stock, a stake just big enough for him to qualify to submit shareholder resolutions to the SEC. If resolutions meet certain guidelines, they are subject to a vote at a company's annual meeting. Friedmann's first resolution asked CCA to produce biannual reports on rape at their prisons.

"They really went haywire when I did that," Friedmann said gleefully. "They didn't like it."

CCA fought hard to keep the SEC from letting the resolution proceed, and Friedmann spent $5,000 of his own money lobbying shareholders for additional support. The measure was easily defeated, but Friedmann considers it a moral victory.

"The downside of working inside the system is that the system is grossly stacked against you," he said. "It's designed by people in power to work for corporations and governments."

Last year, Friedmann expanded his portfolio to include 130 shares of GEO, which oversees 73,000 beds at 96 prisons around the country. His latest resolution — aimed at both CCA and GEO — was an attempt to lower the cost of phone calls for inmates, which Friedmann described as being "more expensive than using your cell phone from outer Mongolia." Activists have long asserted the exorbitant rates increase inmate isolation and unfairly punish families; calls out from prisons were known to sometimes cost inmates more than $1 per minute.

Last month, the FCC finally moved (http://time.com/6672/prison-phone-rates/) to cap the cost of outgoing calls at 25 cents per minute, but Friedmann wants to go even further and require CCA and GEO to sign phone contracts with bidders that offer the lowest per-minute rate, rather than the company that offers them the biggest kickback on commission.

GEO filed documents with the SEC in December accusing Friedmann of harboring "a personal grievance" against the company, and claiming they "lack the power or authority" to implement his proposal. Friedmann hired an attorney to argue on his behalf, but the

SEC rejected his resolution on February 21, precluding a vote by GEO's shareholders. Friedmann claims he never really expected to win, and was instead just trying to raise awareness and convince a few shareholders to reconsider their investments.

"Personally, I would like to see at some point private prison stock be lumped in the same category as tobacco companies, arms manufacturers, and people that make land mines," he explained. "Toxic stocks that people do not want to be involved in for ethical and moral reasons."

Friedmann is acting independently, but his efforts coincide with another campaign to make investors wary of private prison stock. On January 22, the civil rights group Color of Change (http://colorofchange.org/) released a series of emails between their CEO Rashad Robinson and Larry Zimpleman, president and CEO of Principal Financial Group, which controls about $114 million worth of stock in CCA and GEO. Robinson took exception to the fact that Principal touts itself as "one of the world's most ethical companies" while owning a stake in private prisons. He asked Zimpleman to divest all stock in CCA and GEO or risk a public shaming.

"If Principal wants to keep their money inside the GEO Group and make money off the incarceration of Americans with a disproportionate impact on black folks, that is their right," Robinson said. "All we're saying is we'll no longer let people do that in private. People will publicly know they're involved."

> *'No banks or private equity firms are losing sleep at night because prisoners might be getting raped.'*

Principal responded with a public statement (http://www.principal.com/banners/landing/colorofchange.htm) that drew particular attention to Color of Change's stated mission to "strengthen Black America's political voice," and claimed the vast majority of their private prison investments are "maintained

on behalf of clients." Principal further stated that their CCA and GEO investments are "designed to replicate an index," a type of fund that mirrors broader trends in the stock market.

Thus far, Principal has refused to budge. A similar divestment campaign by the prisoner-advocacy group Nation Inside (http://nationinside.org/) targeting "the million shares club" of private-prison investors has enjoyed marginally better success, convincing Wells Fargo and two other firms to sell off their stakes in GEO and CCA.

Paul Wright, editor of *Prison Legal News* and co-editor of the book *Prison Profiteers: Who Makes Money From Mass Incarceration*, says divestment campaigns are great for publicity but accomplish little in the way of actual reform. Wright lauds Friedmann for his shareholder actions, but says activists ought to focus on convincing politicians to cut private prison contracts and pass immigration and drug policy reforms that would reduce the number of inmates.

"The only customer private prisons have is the government," Wright said. "These are elected officials, and [the government] is a more accountable body than a bunch of hedge funds."

Friedmann has no illusions about the futility of his shareholder resolutions, but says he's simply trying to raise awareness and force a few Wall Street executives to think twice about the implications of their investment. For most, the potential for profit is too tempting to resist.

"Really, you don't file resolution with the notion that you're going to win," Friedmann said. "The metric you use to gauge success is not that people divest or their stock price is hurt. You do it for publicity and to have something to organize around. Nobody in corporate America gives a crap about the cost of phone calls for inmates. No banks or private equity firms are losing sleep at night because prisoners might be getting raped."

Since Friedmann purchased his first share of CCA stock, it has split several times, more than doubled in value, and currently pays a healthy dividend.

Follow Keegan Hamilton on Twitter: @keegan_hamilton (https://twitter.com/keegan_hamilton)

Photo via (http://commons.wikimedia.org/wiki/File:A_Look_At_The_Life_Of_Prison.jpg)

TOPICS: *prisons (/topic/prisons), americas (/topic/americas), crime & drugs (/topic/crime-drugs), tennessee (/topic/tennessee), corrections corporation of america (/topic/corrections-corporation-of-america), geo group (/topic/geo-group), alex friedmann (/topic/alex-friedmann)*

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Exhibit D



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Full Day Reporting Center

The long-term solution to correctional challenges is reducing recidivism and returning offenders to productive lifestyles. GEO Reentry Day Reporting Centers have operated for state and county correctional agencies for more than a decade. These centers deliver evidence-based practices proven to reduce recidivism. Our Full Day Reporting Centers are an ideal solution due to rapid implementation and addressing the root of recidivism—criminal thinking. By reducing recidivism, Day Reporting Centers can reduce pressure on jails and prisons and cut future correctional costs.

Full Day Reporting Center structure

Offenders referred to a Day Reporting Center go through a multi-phase program that includes frequent reporting to the center. Offenders go to a Day Reporting Centers for up to 180 days. Individuals are placed at different levels of treatment and training based on assessed risks and needs, which includes use of validated risk assessment tools. GEO Reentry monitors offenders closely with daily check-ins, ongoing drug and alcohol testing, and intensive case management. Failure to comply with program rules and guidelines results in increased sanctions, including tighter curfews, additional classes, more frequent reporting, house arrest or re-incarceration. When offenders complete the program, they return periodically for Aftercare. Our programs are rooted in consistent delivery of programming, immediate response for rewards or sanctions, and other evidence-based principles proven to change criminal behavior.

Goals

Day Reporting

- Full Day Reporting Center
- Core Day Reporting Program

Recent Posts

- GEO Reentry-run centers opened in North Carolina
- Motivational Interviewing a component of GEO Reentry programming
- Transition celebrations honor graduates of GEO Reentry programs
- GEO Reentry programs part of

GEO Reentry bases its Day Reporting Center model on "What Works" in corrections research. DRCs help offenders:

- Gain structure and stability
- Change the way they think and behave
- Obtain gainful employment

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- Learn and practice new skills for living a responsible lifestyle
- Abstain from alcohol and other drug use

DRC Group Classes

Offenders referred to a DRC participate in some or all of these group classes and programs:

- Moral Reconation Therapy® (MRT) Cognitive Skills Rehabilitation
- Employment Readiness
- Substance Abuse Treatment & Education
- Life Skills
- Anger Management
- Parenting Skills

Community Connections

At a Day Reporting Center, GEO Reentry operates a unique program called Community Connections. It links offenders with local resources to stabilize their lives in the community. As part of Community Connections, offenders attend regular presentations from local service providers such as employment, housing, and mental health treatment agencies, faith-based organizations, and vocational/technical schools and programs.

Licensed, Qualified Staff

GEO Reentry recruits qualified staff, many of whom have worked in community corrections, from the communities we serve to work at our Day Reporting Centers. In addition, GEO Reentry has extensive training and mentoring programs to cultivate program leaders versed in "What Works" in corrections. These individuals help launch new Day Reporting Centers and even take management roles at new programs. Our staff members are immersed in evidence-based practices, and work closely

Justice Reinvestment Act success

- GEO Reentry programs part of Justice Reinvestment Act success in North Carolina

with local probation officers to share these practices. Multicultural considerations are important to reflect local diversity.

Transition Celebrations

GEO Reentry celebrates clients' success with transitional graduation ceremonies, where members of clients' family, the community, the corrections agency and others mark completion of the DRC programming and transition to a new chapter in this person's life. Held twice a year at each DRC, these events are powerful reminders to participants that the community supports their transition into the community as contributing members of society.

60-Day Implementation

With a Full DRC, GEO Reentry staff work collaboratively with local probation departments to maximize outcomes. Program implementation in 60 days and little to no capital expense ensures counties can begin to see positive results quickly.


Reentry Services




Core Day Reporting Program

Core Day Reporting Programs are cognitive behavioral programs designed to reduce recidivism by changing criminal thinking. Created for small- and medium-sized agencies and counties, the Core Day Reporting Programs involve one-on-one case management; counseling and cognitive behavioral treatment; and referral out to ancillary treatment services based on the offenders risks and needs. By referring offenders to many services, the core purpose of the program — addressing and reducing the risks of offenders — is retained and program costs are lowered. The Core Model program is typically located within the probation agency office.

Core Day Reporting Programs are designed to be flexible and can be adapted according to targeted client populations, risks and needs, and identified gaps in local services.

Core Day Reporting components include:

Behavior Change Planning

Counselors develop an individualized behavior change plan based on the results of risk/needs and other specialized assessments. The plan includes clear, actionable steps to address clients' identified needs.

Cognitive Behavioral Treatment Groups

Counselors facilitate a weekly Moral Reconation Therapy® (MRT) group to address criminal thinking.

Day Reporting

- Full Day Reporting Center
- Core Day Reporting Program

Recent Posts

- GEO Reentry-run centers opened in North Carolina
- Motivational Interviewing a component of GEO Reentry programming
- Transition celebrations honor graduates of GEO Reentry programs
- GEO Reentry programs part of

Individual Cognitive Behavioral Sessions

Counselors conduct regular, one-on-one meetings with clients to address their specific issues using cognitive behavioral guides.

Treatment and Service Coordination

GEO Reentry recognizes that criminal justice clients have diverse needs. Counselors establish a network of providers that offer evidence-based services. Counselors refer clients to these services, track the clients' progress and coordinate data collection.

Data Tracking & Measurement

GEO Reentry tracks program progress and results using our proprietary case management software system. Agencies have direct access to the online system along with a multitude of reports.

60-Day Implementation

With a Core Day Reporting Program, GEO Reentry staff work collaboratively with local probation departments to maximize outcomes. Program implementation in 60 days and little to no capital expense ensures counties can begin to see positive results quickly.

Justice Reinvestment Act success

- GEO Reentry programs part of Justice Reinvestment Act success in North Carolina



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Jail Employment Education Program (JEEP)

Recently released offenders are at the highest risk of re-offense. Employment provides stability and security and helps reduce that risk. The GEO Reentry Jail Employment Education Program (JEEP) begins preparing offenders for a productive life after incarceration while they are still in custody. JEEP includes job skills training as well as classes designed to promote pro-social habits and curb criminal thinking.

The Jail Employment Education Program curriculum helps offenders modify behavior and develop valuable employment skills. The curriculum incorporates assessment, training and feedback to help offenders prepare for a productive life after release and includes three components: intensive case management, group classes and computer-based training.

Intensive Case Management

A GEO Reentry education and employment coordinator works with JEEP participants' case managers to incorporate the JEEP curriculum into individual behavior change plans. Regular assessments conducted by case managers hold Jail Employment Education Program participants accountable for their progress through the program. Additionally, case managers conduct life- and job-skills classes in group settings, oversee computer-based training courses and serve as referral sources for post-release job placement or further education and skills training.

Group Classes

Jail Employment Education Program group classes are delivered by case managers and the education and employment coordinator. Group classes

In-Custody

- Jail Employment Education Program (JEEP)
- In-Custody Treatment & Training

Recent Posts

- GEO Reentry-run centers opened in North Carolina
- Motivational Interviewing a component of GEO Reentry programming
- Transition celebrations honor graduates of GEO Reentry programs

include job-readiness training, business etiquette, problem-solving skills, mock interviews and resume preparation. Employment readiness groups follow the Tools for Success: Employment Skills workbook by The Change Companies. These workbooks incorporate Interactive Journaling®, cognitive-behavioral treatment and motivational interviewing practices to help guide offenders through the career planning process and prepare them for the job application and interviewing process.

Computer-Based Training

JEEP uses the computer-based KeyTrain® curriculum to teach business skills and prepare participants to take WorkKeys® certification tests. Many businesses use WorkKeys in the hiring process to assess potential employees' work performance. JEEP also utilizes CIVLWorld (Correctional Interactive Video Learning World) to help participants confront their criminal past, understand its impact and avoid re-offending.

› GEO Reentry programs part of Justice Reinvestment Act success

› GEO Reentry programs part of Justice Reinvestment Act success in North Carolina



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In-Custody Treatment & Training

Preparing Inmates for Release



The GEO Reentry in-custody treatment and training program is designed for inmates to receive evidence-based programming prior to release. Candidates are carefully selected by the corrections agency for this program. The inmates receive many of the same treatments and training that they will receive when they are released to a GEO Reentry Day Reporting Center or Core Day Reporting program, including cognitive behavioral treatment.

The goal is to introduce treatment and training to facilitate a successful transition to life at home, continue programming at a day reporting program, and maximize the impact of programs delivered. After assessing risks and needs of inmates in the jail and initiating programming while in custody, the transition to a community-based program is seamless and behavior change is expedited.

Correctional agencies can leverage the in-custody treatment and training program so inmates can reduce time in jail if they successfully complete certain levels of the program. This incentive has worked for agencies as

In-Custody

- Jail Employment Education Program (JEEP)
- In-Custody Treatment & Training

Recent Posts

- GEO Reentry-run centers opened in North Carolina
- Motivational Interviewing a component of GEO Reentry programming
- Transition celebrations honor graduates of GEO Reentry programs

inmates are asking to participate—a win-win-win for taxpayers, program participants and their families, and the criminal justice system. As with community-based day reporting, inmates participating in in-custody programs are held accountable for their behavior and consequences are clear and firmly applied, as are rewards for positive compliance.

› GEO Reentry programs part of Justice Reinvestment Act success

› GEO Reentry programs part of Justice Reinvestment Act success in North Carolina



Residential Programs

GEO Reentry offers residential programs nationwide that deliver temporary housing, monitoring, and transitional services for adult male and female offenders. These community-based solutions support federal and state correctional agencies with an alternative to custody or as a step-down from incarceration as offenders return to community life. GEO Reentry residential programs offer structure and flexibility to meet the risks and needs of an offender and goals of the agency. Our residential programs can also Integrate with electronic monitoring and home detention.

GEO Reentry is proud to report that its residential program facilities have undergone and received accreditation from the American Correctional Association, a benchmark for quality programming in the field.

A Structured Environment that Demands Accountability

Offenders who reside in a residential facility are subjected to a highly structured environment. The centers have closed-circuit security cameras, an electronic sign in/out system for client accountability, 24-hour custodial care, and ongoing drug and alcohol testing to monitor sobriety and a drug-free lifestyle. Center staff focuses on delivering a high level of resident accountability while maintaining a safe and positive environment.

Our mission is to help offenders transition from a life of crime to one of responsibility and productivity. The process includes teaching transitional skills and providing job readiness training. As treatment and behavioral goals are achieved, residents earn the privilege of increased community

Recent Posts

- GEO Reentry-run centers opened in North Carolina
- Motivational Interviewing a component of GEO Reentry programming
- Transition celebrations honor graduates of GEO Reentry programs
- GEO Reentry programs part of Justice Reinvestment Act success
- GEO Reentry programs part of Justice Reinvestment Act success in North Carolina

involvement while maintaining a higher level of responsibility. Offenders participate in a GEO Reentry residential program from 30 to 180 days.

Residential Program Services

The goal of GEO Reentry's residential programs is to return responsible, productive men and women to their families and communities through a structured approach that minimizes recidivism and maximizes offenders' chances of successful reentry. GEO Reentry residential programs offer the following services:

- Substance Abuse Counseling
- Transitional Skills, including anger/stress management, budgeting, health and nutrition, securing housing, and cultural awareness
- Employment Assistance Activities, including resume writing, job search strategies, job application assistance, and interview techniques
- Educational Assessment and Placement, including case management staff assisting residents with school enrollment procedures at various vocational, and trade programs
- Evidence-Based Practices, including implementation of positive reinforcement while supporting resident self-efficacy
- Risk/Needs Assessment, using objective assessment tools to maximize resident potential while in the program.
- Monthly Community Forum, which involve connections to local community-based organizations that visit the center to help connect residents to stabilizing local resources
- Community Relations Advisory Board Meetings, which involves ongoing collaboration with local stakeholders, such as law enforcement, nonprofit or social service agencies, to collaborate on effective ways to reintegrate residents into the community

Community Connections

GEO Reentry works closely with local community-based organizations to facilitate connections with resources — including additional treatment, training or social services — that help offenders stabilize in the community and avoid criminal activity. Linkage to the services available in

the local community is a critical component of GEO Reentry's integrated community intervention strategy. A resource network and staff reference notebook are kept at each GEO Reentry program. Our staff members reach out to a range of health, family service, social service, residential treatment, mental health, domestic violence, legal advocacy, and employment resource centers that serve the community.

Exhibit E




GEO
Reentry Services

Franklin County, Pennsylvania

Challenge

In the last two decades, Franklin County experienced population growth and increased crime. The population growth led to chronic jail overcrowding at the 194-bed Franklin County Prison, with counts surging as high as 400 inmates in 2003. A national jail planner estimated Franklin County would need at least 600 beds at a cost of $40 million. Franklin County officials sought evidence-based alternatives to alleviate jail crowding and address the underlying issues contributing to the problem.

Solution

Franklin County decided to modify its criminal justice system by building a 468-bed new jail facility, but in conjunction with opening a community-based Day Reporting Center (DRC) with cognitive behavioral treatment and evidence-based programs in April 2006. The county selected GEO Reentry Services to open the center, and GEO Reentry continues to manage the program seven years later. Adding the DRC allowed the county to build the jail facility at a cost of only $30 million (savings of $10 million).

Results

By adding a DRC, the county built a smaller jail, saving the county $10 million in construction costs and more than $3 million annually in operational costs. By diverting offenders to the DRC rather than jails, the county saved more than $2 million. Since the DRC opened in 2006, the

Case Studies

- Cambria County
- Franklin County
- Illinois DOC
- Kern County
- Lake County
- Louisville Metro DOC
- Madera County
- Merced County
- Monterey County
- Napa County
- Sedgwick County
- Sonoma County

jail population has remained below 400 inmates – a level the old, smaller jail had housed. Additionally, the average length of stay in jail has decreased significantly. In 2012 the county had enough extra jail capacity to lease to other jurisdictions, including U.S. Marshalls and nearby Fulton County, generating more than $800,000 in revenue.

Since it opened in 2006, the DRC has managed more than 100 offenders at a time. As of October 2013, about 120 clients are involved in the DRC, including more than a dozen in Aftercare. The criminogenic risk of program participants has significantly decreased from an LSI-R® risk score of 21.5 to 18.1. The recidivism rate has also decreased. Between 2006 and 2009, program graduates recidivated at a rate of 18.2 percent compared to a national recidivism rate of approximately 67 percent. The county crime rate has also dropped from 75 crimes per 1,000 residents in 2006 to 55 crimes per 1,000 residents in 2008, even while the statewide crime rate increased during that timeframe.

New programs at the DRC have been implemented to help high-risk offender populations overcome challenges to success. In the Jail Diversion Program, a specially-trained case manager assists offenders with mental health issues, a population that had been struggling in the program. This case manager helps stabilize their mental health with proper medication and additional counseling. Clients in the Jail Diversion Program are among the DRC's most successful graduates, achieving awards for perfect attendance, cooperation and willingness to help others, and respecting and following rules.

After finding many offenders with a history of narcotics abuse who were referred to the DRC were struggling to remain compliant, a Medication Assisted Treatment Program was incorporated for certain participants. This program was set up by jail administration and DRC Director Kim Eaton. Now, almost eight of 10 DRC clients with a history of narcotics addiction successfully complete the program.

Recent Posts


GEO
Reentry Services

Napa County, California

Challenge

Responding to budgetary shortfalls, rises in average length of stay and average daily inmate population and overall crowding at the 264-bed jail, Napa County created the Napa County Criminal Justice Committee to address emerging concerns in 2006. The group looked for cost-effective, evidence-based solutions that could increase public safety, reduce overcrowding, cut offender recidivism and lower the county's long-term costs.

Solution

In 2008, the Napa County Board of Supervisors elected to:

- Open a Community Corrections Service Center (CCSC), which would offer day reporting supervision, treatment and training. GEO Reentry's cognitive behavioral treatment programs operate under evidence-based principles. Individuals referred to the CCSC go through a multi-phase program that is based off behavioral change. Participants report daily at first, then less frequently as they comply with program guidelines. In addition to daily check-ins, participants are monitored closely for alcohol and drug use, meet with case managers, and participate in a series of treatment and cognitive behavioral classes.
-

Case Studies

- Cambria County
- Franklin County
- Illinois DOC
- Kern County
- Lake County
- Louisville Metro DOC
- Madera County
- Merced County
- Monterey County
- Napa County
- Sedgwick County
- Sonoma County

Open an in-custody jail program that would deliver cognitive behavioral treatment programs for inmates to address criminal thinking and prepare them for release.

- Separately, in 2009 the Napa Department of Corrections set up a unique Jail Education Employment Program (JEEP) to prepare inmates for gainful employment upon release. This program involves about 35 inmates at a time.

Results

Napa County won a Merit award from the California State Association of Counties (CSAC) for its innovative approach to reducing recidivism in 2010. In its first 14 months, 167 offenders — probationers, pretrial defendants as well as jail inmates soon to be released to the community — participated. Up to 60 individuals participate in the community-based program at one time, which is open seven days a week, and another 50 can participate in the in-jail segment at any one time. More than 65% of offenders participating in the program exit with employment, and nearly all had lower LSI-R risk scores upon program exit.

Since the implementation of these practices, the county Adult Probation Department's overall caseload has decreased by approximately 250 (11%) and the average caseload per Probation Officer has decreased from 150 to 98. Additionally, program graduates recidivism rate has been measured at a low 23 percent since the program opened in 2009, including all probation violations and misdemeanors. By implementing these strategies, Napa County has systems in place to keep recidivism under control and help offenders to return productively to the community for the long-term.


Reentry Services

Monterey County, California

Challenge

Monterey County, with more than 400,000 individuals, has long faced a high level of crime in its communities. Despite its pristine waters and reputation for having some of the cleanest air in the county, it has also earned the unfortunate distinction as having one of the highest violent crime rates in the state, and has a high rate of homicide compared to neighboring communities. Salinas, the largest municipal area in the county, has higher crime rates in nearly every category when compared with the U.S. average, and also is home to more than 200 sex offenders. Officials there sought a way to address this chronically high crime rate through a smart approach that rehabilitates instead of simply punishing offenders.

Solution

Using a federal grant to launch the program, Monterey County Probation officials opened a Day Reporting Center in late 2009, with the capacity to serve 50 clients. The DRC is located in Salinas and is near the county's other probation services offices in order to simplify reporting requirements and coordination between GEO Reentry DRC staff and probation officers. GEO Reentry provides treatment, training and case management services for offenders who pose a moderate to high risk level of returning to jail. Offenders spend up to 180 days in the program and go through an assessment phase, which includes reviewing their risks and needs; a treatment phase, involving cognitive behavioral therapy, counseling and

Case Studies

- Cambria County
- Franklin County
- Illinois DOC
- Kern County
- Lake County
- Louisville Metro DOC
- Madera County
- Merced County
- Monterey County
- Napa County
- Sedgwick County
- Sonoma County

employment services; and an aftercare phase that includes relapse prevention and periodic check-ins.

Results

Since opening in 2009, the Day Reporting Center has doubled its capacity to 100 and has graduated 72 offenders, all moderate to high risk. Of those, just seven have re-entered the criminal justice system, and all of the offenses committed by those seven offenders were misdemeanors. Program officials point to the center's job placement rate as an indicator of the program's success. Among graduates, approximately 80 percent find stable employment. Education has been a large part of the DRC's goals, officials said. Many offenders do not have even a basic reading level when they enter the program, so a major focus has been to improve reading comprehension skills among clients.

In the future, program officials are looking to develop a shorter but higher intensity program for a specific group of offenders coming from incarceration in institutions. Officials found that such offenders have a shorter attention span and tend to be resistant to DRC curriculum. By shortening the program, they have had success in retaining interest and keeping offenders on track by teaching them life skills, helping them obtain a driver's license, and familiarizing them to a life outside of an institution, thus better equipping them to remain crime-free once released to the community.

Recent Posts



Tuolumne County, California

Challenge

If you've ever visited Yosemite National Park, then you've probably been to Tuolumne County, Calif. East of San Francisco at the foot of the Sierra Nevada mountains, this scenic and rural area boasts extensive history, but it also has some modern-day challenges. Like other counties across the state, Tuolumne County's Board of Supervisors had to sort out options for absorbing an influx of state inmates mandated by AB 109 California Public Safety Realignment, the 2011 law that transfers "non-violent, non-serious, and non-sex offenders" to serve their sentence in county jails instead of state prisons. In Tuolumne County, absorbing these inmates into the 152-bed jail system would have been challenging.

Solution

Tuolumne County tackled the issue by:

- Implementing a Day Reporting program. The program is co-located with two county probation officers and a sheriff's deputy, is housed in the county's Alternatives to Detention Center and can handle up to 50 medium-to-high risk offenders at a time. The program lasts 180 days, depending on performance.
- Expanding alternatives to incarceration like GPS tracking systems and work-release programs.
-

Case Studies

- Cambria County
- Franklin County
- Illinois DOC
- Kern County
- Lake County
- Louisville Metro DOC
- Madera County
- Merced County
- Monterey County
- Napa County
- Sedgwick County
- Sonoma County

Creating a new culture in response to prison realignment, shifting the emphasis from supervision to support. The day reporting center offers Moral Reconation Therapy® and individual cognitive behavioral therapy, both designed to change criminal thinking.

Results

In its initial stages, the program is helping the county to manage offender, many being diverted by the state as part of realignment, and reducing pressure on jail crowding. The program includes two case managers, whose work includes delivering therapy and being a referring source for a variety of services. In rural Tuolumne, community support makes a big difference. Local restaurants, painting and moving companies have stepped up and hired program participants, and residents have donated professional clothes for interviews.

In addition to the therapy designed to change criminal thinking, emphasis is placed on employment, school and community involvement. More than half the participants are employed or in school, and 100 percent are doing some form of community service. Since opening in early 2012, only two participants have recidivated, and those for misdemeanors. Finally, by having the program housed within a county hub for offender services, collaboration between GEO Reentry and county officials has been effective.

